UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
OMB Number: 3235-0145 Expires: February 28, 2009 Estimated average burden hours per response... 10.4

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.                         ) *

Highbury Financial Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

42982Y109

(CUSIP Number)

December 31, 2006
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures previously provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the act but shall be subject to all other provisions of the Act.

CUSIP NO. 42982Y109	Schedule 13G	Page 2 of 8 Pages

1	Names of Reporting Persons. R. Bruce Cameron
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization. United States Citizen
Number Of Shares Beneficially Owned by Each Reporting Person with	5 Sole Voting Power 1,223,751[1]
6 Shared Voting Power 0
7 Sole Dispositive Power 1,223,751[1]
8 Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,223,751[1]
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*
11	Percent of Class Represented by Amount in Row (9) 12.6%
12	Type of Reporting Person (See Instructions) OO

___________________________

[1]

Includes 851,250 shares owned of record by Broad Hollow LLC and 150,000 shares issuable upon exercise of warrants held by Broad Hollow LLC that became exercisable on January 25, 2007, that are attributed to Mr. Cameron, according to Section 13(d) of the Securities Exchange Act of 1934, due to his position as the managing member of Broad Hollow LLC, and 33,334 shares issuable upon exercise of warrants held by Mr. Cameron that became exercisable on January 25, 2007. These share numbers do not include 86,250 shares held by Mr. R. Bradley Forth, which are subject to a call in favor of Broad Hollow LLC, exercisable if Mr. Forth’s employment by Berkshire Capital is terminated for certain reasons before the second anniversary of Highbury’s initial business combination.

CUSIP NO. 42982Y109	Schedule 13G	Page 3 of 8 Pages

1	Names of Reporting Persons. Broad Hollow LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware
Number Of Shares Beneficially Owned by Each Reporting Person with	5 Sole Voting Power 1,001,250
6 Shared Voting Power 0
7 Sole Dispositive Power 1,001,250
8 Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,001,250
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*
11	Percent of Class Represented by Amount in Row (9) 10.5%
12	Type of Reporting Person*

SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP NO. 42982Y109	Schedule 13G	Page 4 of 8 Pages

Item 1.

(a)	Name of Issuer
Highbury Financial Inc.
(b)	Address of Issuer’s Principal Executive Offices
999 Eighteenth Street Suite 3000 Denver, CO 80202

Item 2.

(a)	Name of Person Filing
R. Bruce Cameron (“Reporting Person”) Broad Hollow LLC (“LLC”) (collectively, the “Filers”)
(b)	Address of Principal Business Office or, if none, Residence of Filers
535 Madison Avenue New York, NY 10022
(c)	For citizenship of Filers, see Item 4 of the cover sheet for each Filer
(d)	Title of Class of Securities
Common Stock, par value $0.0001 per share
(e)	CUSIP Number
42982Y109

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under Section 15 of the Act;
(b)	☐	Bank as defined in section 3(a)(6) of the Act;
(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act;
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940;
(e)	☐	An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;
(j)	☐	Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

CUSIP NO. 42982Y109	Schedule 13G	Page 5 of 8 Pages

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned:
1,223,751[2]
(b)	Percent of Class:
12.6%
(c)	Number of shares as to which such person has:
(i) sole power to vote or to direct the vote:
1,223,751[2]
(ii) shared power to vote or to direct the vote: 0
(iii) sole power to dispose or to direct the disposition of: 1,223,751[2]
(iv) shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

___________________________

[2]

Includes 851,250 shares owned of record by Broad Hollow LLC and 150,000 shares issuable upon exercise of warrants held by Broad Hollow LLC that became exercisable on January 25, 2007, that are attributed to Mr. Cameron, according to Section 13(d) of the Securities Exchange Act of 1934, due to his position as the managing member of Broad Hollow LLC, and 33,334 shares issuable upon exercise of warrants held by Mr. Cameron that became exercisable on January 25, 2007. These share numbers do not include 86,250 shares held by Mr. R. Bradley Forth, which are subject to a call in favor of Broad Hollow LLC, exercisable if Mr. Forth’s employment by Berkshire Capital is terminated for certain reasons before the second anniversary of Highbury’s initial business combination.

CUSIP NO. 42982Y109	Schedule 13G	Page 6 of 8 Pages

Item 8.	Identification and Classification of Members of the Group

See Items 2 and 4

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

CUSIP NO. 42982Y109	Schedule 13G	Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: January 29, 2007

/s/R. Bruce Cameron
Signature

BROAD HOLLOW LLC
By:	/s/R. Bruce Cameron
Name: R. Bruce Cameron
Title: Managing Member

CUSIP NO. 42982Y109	Schedule 13G	Page 8 of 8 Pages

EXHIBIT I

JOINT REPORTING AGREEMENT

In consideration of the mutual covenants herein contained, pursuant to Rule 13d-1(k)(1), each of the parties hereto represents to and agrees with the other parties as follows:

1.            Such party is eligible to file a statement or statements on Schedule 13G pertaining to the common Stock, $0.0001 par value per share, of Highbury Financial, Inc. to which this Joint Reporting Agreement is an exhibit for filing of the information contained herein.

2.            Such party is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein, PROVIDED that no such party is responsible for the completeness or accuracy of the information concerning any other party making the filing, unless such party knows or has reason to believe that such information is inaccurate.

3.            Such party agrees that such statement is being filed by and on behalf of each of the parties identified herein, and that any amendment thereto will be filed on behalf of each such party. Each party hereby constitutes and appoints R. Bruce Cameron as its true and lawful attorney-in-fact to (a) execute on behalf of the undersigned all forms and other documents to be filed with the Securities and Exchange Commission (the “SEC”), any stock exchange and any similar authority amending or otherwise with respect to the Schedule 13G to which this Joint Reporting Agreement is an exhibit and (b) do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to timely file such forms and documents with the SEC, any stock exchange and any other similar authority.

This Joint Reporting Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original instrument, but all of such counterparts together shall constitute one agreement.

Dated: January 29, 2007

/s/R. Bruce Cameron
Signature

BROAD HOLLOW LLC
By:	/s/R. Bruce Cameron
Name: R. Bruce Cameron
Title: Managing Member